Exhibit 99.1

SIERRA METALS INC.

Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(unaudited)

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November 5, 2021

Management’s Responsibility for Financial Reporting

Management is responsible for the preparation of the unaudited condensed interim consolidated financial statements. These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

The Board of Directors of the Company is responsible for ensuring that Management fulfills its responsibilities for financial reporting. The Board of Directors carries out this responsibility through its Audit Committee, which is composed of three members. The committee meets various times during the year and at least once per year with the external auditors, with and without Management being present, to review the financial statements and to discuss audit and internal control related matters.

The Audit Committee of the Board of Directors approved the Company’s unaudited condensed interim consolidated financial statements.

“Luis Marchese”	“Ed Guimaraes”
Luis Marchese	Ed Guimaraes
CEO	Chief Financial Officer

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Financial Position

As at September 30, 2021 and December 31, 2020

(In thousands of United States dollars, unaudited)

	Note	September 30, 2021	December 31, 2020
		$	$
ASSETS

Current assets:
Cash and cash equivalents		58,288	71,473
Trade and other receivables	4	35,601	38,694
Income tax receivable		473	438
Prepaid expenses		2,965	1,968
Inventories	5	27,989	23,476
		125,316	136,049

Non-current assets:
Property, plant and equipment	6	318,579	301,786
Deferred income tax		2,354	1,757
Total assets		446,249	439,592

LIABILITIES

Current liabilities:
Accounts payable and accrued liabilities	7	42,002	30,317
Income tax payable		5,558	7,545
Loans payable	8	24,822	18,480
Decommissioning liability		4,412	1,260
Other liabilities		10,426	7,562
		87,220	65,164

Non-current liabilities:
Loans payable	8	62,110	80,903
Deferred income tax		31,237	29,903
Decommissioning liability		17,348	21,207
Other liabilities		2,706	2,207
Total liabilities		200,621	199,384

EQUITY
Share capital	9	232,915	230,980
Accumulated deficit		(34,467)	(41,820)
Other reserves		10,569	11,840
Equity attributable to owners of the Company		209,017	201,000
Non-controlling interest	10	36,611	39,208
Total equity		245,628	240,208

Total liabilities and equity		446,249	439,592

Contingencies (note 3, 8 and 17)

Approved on behalf of the Board and authorized for issue on November 5, 2021:

“Jose Vizquerra”	“Koko Yamamoto”
Jose Vizquerra	Koko Yamamoto
Chairman of the Board	Chairperson of the Audit Committee

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Income (Loss)

For the three and nine months ended September 30, 2021 and 2020

(In thousands of United States dollars, except per share amounts, unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
		2021	2020	2021	2020
	Note			$	$
Revenue	16	60,701	73,211	209,774	170,670

Cost of sales
Mining costs	11	(37,287)	(29,247)	(109,953)	(88,638)
Depletion, depreciation and amortization	11	(12,316)	(10,943)	(34,289)	(29,098)
		(49,603)	(40,190)	(144,242)	(117,736)
Gross profit from mining operations		11,098	33,021	65,532	52,934

General and administrative expenses		(6,881)	(4,516)	(18,064)	(14,594)
Selling expenses		(2,209)	(2,600)	(7,787)	(7,177)
Income from operations		2,008	25,905	39,681	31,163

Other income (loss)		(1,460)	(27)	(2,163)	790
Foreign currency exchange gain (loss)		800	365	303	1,760
Interest expense and other finance costs		(1,016)	(1,025)	(2,759)	(3,411)
Derivative instruments gains	13	-	941	451	941
Income before income tax		332	26,159	35,513	31,243

Income taxes (expense) recovery:
Current tax (expense)		(3,053)	(7,439)	(23,720)	(11,532)
Deferred tax (expense) recovery		(1,006)	770	(681)	(1,668)
		(4,059)	(6,669)	(24,401)	(13,200)
Net income (loss)		(3,727)	19,490	11,112	18,043

Net income (loss) attributable to:
Shareholders of the Company		(4,815)	17,531	7,353	15,816
Non-controlling interests	10	1,088	1,959	3,759	2,227
		(3,727)	19,490	11,112	18,043

Weighted average shares outstanding (000s)
Basic		163,428	162,811	163,225	162,580
Diluted		163,428	164,220	164,271	163,989

Basic income (loss) per share		(0.03)	0.11	0.05	0.10
Diluted income (loss) per share		(0.03)	0.11	0.04	0.10

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

For the three and nine months ended September 30, 2021 and 2020

(In thousands of United States dollars, unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	$	$	$	$

Net income (loss)	(3,727)	19,490	11,112	18,043

Other comprehensive loss
Items that may be subsequently classified to net loss:
Currency translation adjustments on foreign operations	(317)	(253)	(375)	(457)
Total comprehensive income (loss)	(4,044)	19,237	10,737	17,586

Total comprehensive income (loss) attributable to shareholders	(5,132)	17,278	6,978	15,359
Non-controlling interests	1,088	1,959	3,759	2,227
Total comprehensive income (loss) attributable to shareholders	(4,044)	19,237	10,737	17,586

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Changes in Equity

For the nine months ended September 30, 2021 and 2020

(In thousands of United States dollars, unaudited)

	Common Shares		Other	Retained earnings	Total attributable	Non-controlling	Total
	Shares	Amounts	reserves	(accumulated deficit)	to shareholders	Interest	shareholders' equity
		$	$	$	$	$	$
Balance at January 1, 2021	162,810,553	230,980	11,840	(41,820)	201,000	39,208	240,208

Exercise of RSUs	617,597	1,935	(1,935)	-	-	-	-
Share-based compensation expense	-	-	1,039	-	1,039	-	1,039
Dividends paid to non-controlling interest	-	-	-	-	-	(6,356)	(6,356)
Total comprehensive income (loss)	-	-	(375)	7,353	6,978	3,759	10,737
Balance at September 30, 2021	163,428,150	232,915	10,569	(34,467)	209,017	36,611	245,628

	Common Shares		Other	Retained earnings	Total attributable	Non-controlling	Total
	Shares	Amounts	reserves	(accumulated deficit)	to shareholders	Interest	shareholders' equity
		$	$	$	$	$	$
Balance at January 1, 2020	162,115,379	230,456	11,566	(65,239)	176,783	35,236	212,019

Exercise of RSUs	695,174	524	(524)	-	-	-	-
Share-based compensation expense	-	-	465	-	465	-	465
Total comprehensive income	-	-	(457)	15,816	15,359	2,227	17,586
Balance at September 30, 2020	162,810,553	230,980	11,050	(49,423)	192,607	37,463	230,070

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Cash Flows

For the three and nine months ended September 30, 2021 and 2020
(In thousands of United States dollars, unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2021	2020	2021	2020
		$	$	$	$
Cash flows from operating activities
Net income (loss) from operations		(3,727)	19,490	11,112	18,043
Items not affecting cash:
Depletion, depreciation and amortization		11,739	10,965	35,548	29,264
Share-based compensation		315	199	1,039	465
Loss on disposals and write-offs		947	3	947	956
Interest expense and other finance costs		1,142	1,278	2,814	3,664
NRV adjustment to inventory		1,386	-	2,127	1,216
Current income tax expense		3,053	7,439	23,720	11,532
Deferred income taxes expense (recovery)		1,006	(770)	681	1,668
Unrealized derivative gains		-	(712)	-	(712)
Unrealized foreign currency exchange (gain) loss		651	(40)	(2)	650
Operating cash flows before movements in working capital		16,512	37,852	77,986	66,746
Net changes in non-cash working capital items	15	7,318	(3,298)	10,571	(11,677)
Decomissioning liabilities settled		(73)	(29)	(431)	(272)
Income tax paid		(8,107)	(2,033)	(25,898)	(7,625)
Cash generated from operating activities		15,650	32,492	62,228	47,172

Cash flows used in investing activities
Capital expenditures		(19,837)	(8,495)	(53,888)	(22,956)
Cash used in investing activities		(19,837)	(8,495)	(53,888)	(22,956)

Cash flows used in financing activities
Repayment of BCP loan		(6,250)	-	(12,500)
Loans interest paid		(785)	(886)	(2,478)	(3,208)
Dividends paid to non-controlling interest		(6,356)	-	(6,356)	-
Cash used in financing activities		(13,391)	(886)	(21,334)	(3,208)

Effect of foreign exchange rate changes on cash and cash equivalents		(236)	(8)	(191)	(142)

Increase (decrease) in cash and cash equivalents		(17,814)	23,103	(13,185)	20,866
Cash and cash equivalents, beginning of period		76,102	40,743	71,473	42,980
Cash and cash equivalents, end of period		58,288	63,846	58,288	63,846

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020
(In thousands of United States dollars, unless otherwise stated, unaudited)

1	Description of business and nature of operations

Sierra Metals Inc. (“Sierra Metals” or the “Company”) was incorporated under the Canada Business Corporations Act on April 11, 1996, and is a Canadian and Peruvian listed mining company focused on the production, exploration and development of precious and base metals in Peru and Mexico. The Company’s key priorities are to generate strong cash flows and to maximize shareholder value.

The Company’s shares are listed on the TSX, NYSE American Exchange, and the Bolsa de Valores de Lima (“BVL”) and its registered office is 161 Bay Street, Suite 4260, Toronto, Ontario, M5J 2S1, Canada.

The Company owns an 81.84% interest in the polymetallic Yauricocha Mine in Peru and a 100% interest in the Bolivar and Cusi Mines in Mexico. In addition to its producing mines, the Company also owns various exploration projects in Mexico and Peru.

2	Significant accounting policies

The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are as follows:

(a)	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2020. The Company’s significant accounting policies were presented in note 2 to the consolidated financial statements for the year ended December 31, 2020, and have been consistently applied in the preparation of these condensed interim consolidated financial statements. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on November 5, 2021.

(b)	Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, which are entities controlled by the Company. Control exists when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date that control commences until the date that control ceases.

Non-controlling interests represent equity interests in subsidiaries owned by outside parties. Changes in the parent company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020
(In thousands of United States dollars, unless otherwise stated, unaudited)

2	Significant accounting policies (continued)

The principal subsidiaries of the Company and their geographical locations as at September 30, 2021 are as follows:

Name of the subsidiary	Ownership interest	Location
Dia Bras EXMIN Resources Inc.	100%	Canada
Sociedad Minera Corona, S. A. (“Corona”) [1]	81.84%	Perú
Dia Bras Peru, S. A. C. (“Dia Bras Peru”) [1]	100%	Perú
Dia Bras Mexicana, S. A. de C. V. (“Dia Bras Mexicana”)	100%	México
Servicios de Minería de la Sierra, S. A. de C. V.	100%	México
Bolívar Administradores, S. A. de C. V.	100%	México
EXMIN, S. A. de C. V.	100%	México
Servicios de Produccion Y Extraccion de Chihuahua, S.A. de C.V	100%	México

1The Company, through its wholly owned subsidiary Dia Bras Peru, holds an 81.84% interest in Corona, which represents 92.33% of the voting shares. The Company consolidates Corona's financial results and records a non-controlling interest for the 18.16% that it does not own.

3	COVID-19 estimation uncertainty

In preparing the Company’s consolidated financial statements, the management makes judgments in applying its accounting policies. The areas of policy judgment are consistent with those reported in the Company’s 2020 annual consolidated financial statements. In addition, the Company makes assumptions about the future in deriving estimates used in preparing our consolidated financial statements. As disclosed in the 2020 annual consolidated financial statements, sources of estimation uncertainty include estimates used to determine the recoverable amounts of long-lived assets, recoverable reserves and resources, the provision for income taxes and the related deferred tax assets and liabilities and the valuation of other assets and liabilities including decommissioning and restoration provisions.

Since March 2020, the global economic activities have been impacted by the spread of the Coronavirus, also known as COVID-19. While commodities and stock markets have recovered from the earlier shocks of the pandemic, there is still some uncertainty due to the new variants of the virus. The impact of this pandemic could include placing sites into care and maintenance, significant COVID-19 specific costs, volatility in the prices for gold and other metals, logistical challenges shipping our products, delays in product refining and smelting due to restrictions or temporary closures, additional travel restrictions, other supply chain disruptions and workforce interruptions, including loss of life. Depending on the duration and extent of the impact of COVID-19, this could materially impact the Company’s results of operations, cash flows and financial condition and could result in material impairment charges to the Company’s property, plant and equipment and inventories.

The Company continues to take proactive and reactive mitigation measures to minimize any potential impacts COVID-19 may have on its employees, communities, operations, supply chain, and finances. Costs for Q3 2021 included additional $2.1 million spent in Peru ($6.3 million for the nine-month period ended September 30, 2021) and $nil million spent in Mexico ($1.7 million for the nine-month period ended September 30, 2021) on these measures, which include COVID testing and quarantining employees and contractors.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020
(In thousands of United States dollars, unless otherwise stated, unaudited)

4	Trade and other receivables

	September 30,	December 31,
	2021	2020
	$	$
Trade receivables	25,708	28,750
Sales tax receivables	9,893	9,944
	35,601	38,694

5	Inventories

	September 30,	December 31,
	2021	2020
	$	$
Stockpiles	3,262	1,047
Concentrates	5,436	4,185
Supplies and spare parts	19,291	18,244
	27,989	23,476

Cost of sales are comprised of production costs of sales and depletion, depreciation and amortization, and represent the cost of inventories recognized as an expense for the three and nine-month periods ended September 30, 2021 of $49,603 and $144,242 (2020 - $40,190 and $117,736), respectively. During the three and nine months ended September 30, 2021, the Company wrote down stockpile and concentrate inventory to its net realizable value, recording a charge of $1,386 and $2,127 (2020 - $nil and $1,216) respectively.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020
(In thousands of United States dollars, unless otherwise stated, unaudited)

6	Property, plant and equipment

	Plant and equipment	Mining properties	Assets under construction	Exploration and evaluation expenditure	Total
Cost	$	$	$	$	$
Balance as of January 1, 2020	269,669	447,075	50,152	69,259	836,155

Additions	5,180	6,348	13,218	11,184	35,930
Change in estimate of decomissioning liability	5,427	-	-	-	5,427
Disposals	(4,514)	-	-	(2,032)	(6,546)
Transfers	24,783	25,979	(10,909)	(39,853)	-
Balance as of December 31, 2020	300,545	479,402	52,461	38,558	870,966

Additions	1,663	13,086	27,204	11,928	53,881
Change in estimate of decomissioning liability	(600)	-	-	-	(600)
Disposals	(3,600)	-	-	-	(3,600)
Transfers	3,279	2,345	(3,262)	(2,362)	-
Balance as of September 30, 2021	301,287	494,833	76,403	48,124	920,647

	Plant and equipment	Mining properties	Assets under construction	Exploration and evaluation expenditure	Total
Accumulated depreciation	$	$	$	$	$
Balance as of January 1, 2020	166,946	351,053	-	13,041	531,040

Depletion, depreciation and amortization	27,475	13,958	-	-	41,433
Disposals	(3,293)	-	-	-	(3,293)
Transfers	12,310	731	-	(13,041)	-
Balance as of December 31, 2020	203,438	365,742	-	-	569,180

Depletion, depreciation and amortization	22,580	12,961	-	-	35,541
Disposals	(2,653)	-	-	-	(2,653)
Balance as of September 30, 2021	223,365	378,703	-	-	602,068

Net Book Value - September 30, 2021	77,922	116,130	76,403	48,124	318,579
Net Book Value - December 31, 2020	97,107	113,660	52,461	38,558	301,786

7	Accounts payable and accrued liabilities

	September 30,	December 31,
	2021	2020
	$	$
Trade payables	24,429	16,949
Other payables and accrued liabilities	17,573	13,368
	42,002	30,317

All accounts payable and accrued liabilities are expected to be settled within 12 months.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(In thousands of United States dollars, unless otherwise stated, unaudited)

8	Loans payable

Senior Secured Corporate Credit Facility with Banco de Crédito del Perú (“BCP”)

	September 30,	December 31,
	2021	2020
	$	$
Senior Secured Corporate Credit Facility with Banco de Credito del Peru ("BCP")
Current Portion	24,822	18,480
Long term Portion	62,110	80,903
Total loans payable	86,932	99,383

On March 11, 2019, the Company entered into a six-year senior secured corporate credit facility (“Corporate Facility”) with BCP that provides funding of up to $100 million effective March 8, 2019. The Corporate Facility provided the Company with additional liquidity and the financial flexibility to fund future capital projects in Mexico as well as corporate working capital requirements. The Company also used the proceeds of the new facility to repay existing debt balances. The most significant terms of the agreement were:

•	Term: 6-year term maturing March 2025

•	Principal Repayment Grace Period: 2 years

•	Principal Repayment Period: 4 years

•	Interest Rate: 3.15% + LIBOR 3M

The Corporate Facility is subject to customary covenants, including consolidated net leverage and interest coverage ratios and customary events of default. The Company is in compliance with all covenants as at September 30, 2021.

Interest is payable quarterly and interest payments began on the drawn and undrawn portions of the facility starting in June 2019. During the nine months ended September 30, 2021, DBP made interest payments of $2,478 (2020 - $3,208).

On February 17, 2020, BCP entered into a syndication agreement with Banco Santander S.A for $30.0 million of this credit facility. BCP continues to remain as the principal lender and there were no changes to the terms and conditions of the original agreement. Principal payments on the amount drawn from the facility began in June 2021. The Company repaid $12.5 million during the nine-month period ended September 30, 2021. The loan is recorded at amortized cost and is being accreted to face value over 6 years using an effective interest rate of 3.29%.

9	Share capital and share-based payments

(a)	Authorized capital

The Company has an unlimited amount of authorized common shares with no par value.

(b)	Restricted share units (“RSUs”)

The change in RSUs issued during the nine months ended September 30, 2021 and the year ended December 31, 2020 was as follows:

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(In thousands of United States dollars, unless otherwise stated, unaudited)

9	Share capital and share-based payments (continued)

	Number of RSUs
	September 30,	December 31,
	2021	2020
Outstanding, beginning of period	1,409,058	1,630,423
Granted	617,187	898,857
Exercised	(617,597)	(695,174)
Forfeited	(362,817)	(425,048)
Outstanding, end of period	1,045,831	1,409,058

On June 30, 2020, the Company’s shareholders approved the RSU plan, whereby RSUs may be granted to directors, officers, consultants or employees at the discretion of the Board of Directors. The RSU plan provides for the issuance of common shares from treasury upon the exercise of vested RSUs at no additional consideration. There is no cash settlement related to the vesting of RSU’s as they are all settled with equity. The current maximum number of common shares authorized for issue under the RSU plan is 5% of the number of issued and outstanding common shares of the Company at the time of grant. The RSUs have vesting conditions determined by the Board of Directors, and the vesting conditions are non-market conditions and are not performance based.

During the nine months ended September 30, 2021, the Company granted RSU’s totaling 617,187 which had a fair value of C$3.95 based on the closing share price at grant date. RSUs exercised during the nine months ended September 30, 2021 had a weighted average fair value of C$1.81 (2020 - $2.60) and the RSUs forfeited had a weighted average fair value of C$2.17 (2020 – C$1.88) As at September 30, 2021, the weighted average fair value of the RSUs outstanding is C$2.63 (2020 – C$1.57).

10	Non-controlling interest

Set out below is the summarized financial information of our subsidiary Corona which has a material non-controlling interest (note 2(b)). The information below is before intercompany eliminations.

	September 30,	December 31,
	2021	2020
	$	$
Current
Assets	110,447	118,045
Liabilities	(40,155)	(26,890)
Total current net assets	70,292	91,155

Non-current
Assets	175,306	170,277
Liabilities	(43,249)	(45,145)
Total non-current net assets	132,057	125,132
Net assets	202,349	216,287

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(In thousands of United States dollars, unless otherwise stated, unaudited)

10	Non-controlling interest (continued)

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Revenue	44,353	44,580	137,108	101,703
Income before income tax	14,116	17,404	43,056	25,276
Income tax expense	(8,034)	(6,609)	(22,265)	(13,013)
Total income	6,082	10,795	20,791	12,263
Total income attributable to non-controlling interests	1,088	1,959	3,759	2,227
Dividends paid to non-controlling interests	(6,356)	-	(6,356)	-

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Cash flows from operating activities
Cash generated from operating activities	22,102	24,245	64,218	41,564
Net changes in non cash working capital items	2,257	218	(1,719)	(2,746)
Decomissioning liabilities settled	(73)	(29)	(362)	(272)
Income taxes paid	(5,632)	(1,981)	(18,118)	(7,309)
Net cash generated from operating activities	18,654	22,453	44,019	31,237
Net cash used in investing activities	(12,164)	(2,841)	(25,885)	(12,508)
Net cash used in financing activities	(34,925)	(350)	(39,025)	(1,380)
Effect of foreign exchange rate changes on cash and cash equivalents	(28)	-	(50)	(41)
Decrease in cash and cash equivalents	(28,463)	19,262	(20,941)	17,308
Cash and cash equivalents, beginning of period	72,549	33,050	65,027	35,004
Cash and cash equivalents, end of period	44,086	52,312	44,086	52,312

11	Expenses by nature

Mining costs include mine production costs, milling and transport costs, royalty expenses, site administration costs but not the primary mine development costs which are capitalized and depreciated over the specific useful life or reserves related to that development and ore included in depreciation and amortization. The mining costs for the three and nine months ended September 30, 2021 and 2020 relate to the Yauricocha, Bolivar and Cusi Mines.

Mining costs

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Employee compensation and benefits	7,410	6,861	22,629	19,351
Third party and contractors costs	16,329	12,430	52,234	36,451
Depreciation	12,316	10,943	34,289	29,098
Consumables	8,748	8,107	25,626	22,815
Changes in inventory and other (1)	4,800	1,849	9,464	10,021
	49,603	40,190	144,242	117,736

1.	‘Changes in inventory and other’ for the three months ended September 30, 2021 include an expense of $3.8m relating to an immaterial overstatement of inventory related to the three months ended June 30, 2021.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(In thousands of United States dollars, unless otherwise stated, unaudited)

12	Segment reporting

The Company primarily manages its business on the basis of the geographical location of its operating mines. The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions. The Chief Executive Officer considers the business from a geographic perspective considering the performance of the Company’s business units. The corporate division only earns income that is considered to be incidental to the activities of the Company and thus it does not meet the definition of an operating segment; as such it has been included within “other reconciling items.”

The reporting segments identified are the following:

•	Peru – Yauricocha Mine

•	Mexico – Bolivar and Cusi Mines

The following is a summary of the reported amounts of net income (loss) and the carrying amounts of assets and liabilities by operating segment:

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Nine months ended September 30, 2021	$	$	$	$	$
Revenue (1)	137,108	55,385	17,281	-	209,774

Production cost of sales	(61,635)	(30,982)	(17,336)	-	(109,953)
Depletion of mineral property	(8,534)	(4,262)	(1,254)	-	(14,050)
Depreciation and amortization of property, plant and equipment	(10,801)	(6,779)	(2,659)	-	(20,239)
Cost of sales	(80,970)	(42,023)	(21,249)	-	(144,242)

Gross profit (loss) from mining operations	56,138	13,362	(3,968)	-	65,532

Income (loss) from operations	45,220	5,288	(6,374)	(4,453)	39,681
Derivative gains	-	-	451	-	451
Interest expense and other finance costs	(1,820)	(61)	(19)	(859)	(2,759)
Other income (expense)	(2,636)	366	115	(8)	(2,163)
Foreign currency exchange gain (loss)	(46)	140	43	166	303
Income (loss) before income tax	40,718	5,733	(5,784)	(5,154)	35,513

Income tax expense	(22,265)	(1,623)	(513)	-	(24,401)

Net income (loss) from operations	18,453	4,111	(6,298)	(5,154)	11,112

	Peru	Mexico	Canada	Total
September 30, 2021	$	$	$	$
Total assets	286,382	158,413	1,454	446,249
Non-current assets	170,927	149,972	34	320,933
Total liabilities	144,520	26,826	29,275	200,621

(1)	Includes provisional pricing adjustments of:$(3,295) for Yauricocha, $(2,332) for Bolivar, and $(794) for Cusi.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(In thousands of United States dollars, unless otherwise stated, unaudited)

12	Segment reporting (continued)

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Nine months ended September 30, 2020	$	$	$	$	$
Revenue (1)	101,703	58,654	10,313	-	170,670

Production cost of sales	(51,573)	(26,298)	(10,767)	-	(88,638)
Depletion of mineral property	(6,192)	(2,803)	(1,356)	-	(10,351)
Depreciation and amortization of property, plant and equipment	(9,089)	(7,378)	(2,280)	-	(18,747)
Cost of sales	(66,854)	(36,479)	(14,403)	-	(117,736)

Gross profit (loss) from mining operations	34,849	22,175	(4,090)	-	52,934

Income (loss) from operations	24,400	15,166	(5,120)	(3,283)	31,163
Interest expense and other finance costs	(2,368)	11	(69)	(985)	(3,411)
Other income (expense)	(633)	1,276	162	(15)	790
Foreign currency exchange gain (loss)	59	1,020	137	544	1,760
Derivative instrumentss gains	-	-	941	-	941
Income (loss) before income tax	21,458	17,473	(3,949)	(3,739)	31,243

Income tax expense	(13,012)	(166)	(22)	-	(13,200)

Net income (loss) from operations	8,446	17,307	(3,971)	(3,739)	18,043

	Peru	Mexico	Canada	Total
September 30, 2020	$	$	$	$
Total assets	259,220	168,121	3,597	430,938
Non-current assets	174,466	129,993	57	304,516
Total liabilities	144,575	25,397	30,896	200,868

(1)	Includes provisional pricing adjustments of: $495 for Yauricocha, $(110) for Bolivar, and $326 for Cusi.

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended September 30, 2021	$	$	$	$	$
Revenue (1)	44,353	11,302	5,046	-	60,701

Production cost of sales	(19,037)	(11,854)	(6,396)	-	(37,287)
Depletion of mineral property	(3,636)	(1,646)	(460)	-	(5,742)
Depreciation and amortization of property, plant and equipment	(2,567)	(3,166)	(841)	-	(6,574)
Cost of sales	(25,240)	(16,666)	(7,697)	-	(49,603)

Gross profit (loss) from mining operations	19,113	(5,364)	(2,651)	-	11,098

Income (loss) from operations	15,518	(7,987)	(3,854)	(1,669)	2,008
Derivative gains	-	-	-	-	-
Interest expense and other finance costs	(704)	(29)	(13)	(270)	(1,016)
Other income (expense)	(1,628)	105	66	(3)	(1,460)
Foreign currency exchange gain (loss)	78	607	134	(19)	800
Income (loss) before income tax	13,264	(7,304)	(3,667)	(1,961)	332

Income tax expense	(8,034)	3,511	464	-	(4,059)

Net income (loss) from operations	5,230	(3,793)	(3,203)	(1,961)	(3,727)

(1)	Includes provisional pricing adjustments of: $(2,166) for Yauricocha, $(1,349) for Bolivar, and $(503) for Cusi.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020
(In thousands of United States dollars, unless otherwise stated, unaudited)

12	Segment reporting (continued)

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended September 30, 2020	$	$	$	$	$
Revenue (1)	44,580	23,308	5,323	-	73,211

Production cost of sales	(17,417)	(8,596)	(3,234)	-	(29,247)
Depletion of mineral property	(2,447)	(1,127)	(648)	-	(4,222)
Depreciation and amortization of property, plant and equipment	(3,651)	(2,622)	(448)	-	(6,721)
Cost of sales	(23,515)	(12,345)	(4,330)	-	(40,190)

Gross profit (loss) from mining operations	21,065	10,963	993	-	33,021

Income (loss) from operations	17,364	8,963	645	(1,067)	25,905
Interest expense and other finance costs	(705)	53	(63)	(310)	(1,025)
Other income (expense)	(35)	(10)	20	(2)	(27)
Foreign currency exchange gain (loss)	23	270	54	18	365
Derivative instruments gains	-	-	941	-	941
Income (loss) before income tax	16,647	9,276	1,597	(1,361)	26,159

Income tax expense	(6,608)	(52)	(9)	-	(6,669)

Net income (loss) from operations	10,039	9,224	1,588	(1,361)	19,490

(1) Includes provisional pricing adjustments of: $1,244 for Yauricocha, $(971) for Bolivar, and $246 for Cusi.

For the nine months ended September 30, 2021, 65% of the revenues ($137,108) were from seven customers based in Peru and the remaining 35% of the revenues ($72,666) were from two customers based in Mexico. In Peru, the two major customers accounted for 76% of the revenues. In Mexico, the two customers accounted for 63% and 37% of the revenues.

For the nine months ended September 30, 2020, 60% of the revenues ($101,703) were from six customers based in Peru and the remaining 40% of the revenues ($68,967) were from two customers based in Mexico. In Peru, the two major customers accounted for 75% of the revenues. In Mexico, the two customers accounted for 85% and 15% of the revenues.

As at September 30, 2021, the trade receivable balance of $25,708 includes amounts outstanding of $23,167 from four customers in Peru and $2,541 from two customers in Mexico.

13	Derivative instruments

In accordance with IFRS 9, the Company records the fair value of the derivative instruments (fixed price contracts) at the end of the reporting period as an asset (in the money) or liability (out of the money). The mark-to-market fair value of the Company’s outstanding derivative instruments is based on independently provided market rates and determined using standard valuation techniques. At the end of the reporting period, a corresponding gain or loss is recorded in the Condensed Interim Consolidated Statements of Income (Loss) as ‘Derivative Instruments Gains’.

The Company had no outstanding derivative instruments at September 30, 2021.

For the nine-month period ended September 30, 2021, the Company received $451 ($941 for nine-month period ended September 30, 2020), in settlement of the derivative instruments that matured in the period.

Changes in the fair value of the Company’s outstanding derivative instruments are recognized through the Company’s income statement as non-cash derivative instrument unrealized gains or losses. At maturity of each contract, a cash settlement takes place resulting in a corresponding reduction in the carrying value of the derivative instruments.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020
(In thousands of United States dollars, unless otherwise stated, unaudited)

14	Financial instruments and financial risk management

The Company’s financial instruments include cash and cash equivalents, trade receivables, derivative instruments, financial assets, accounts payable and loans payable.

(a)	Fair value of financial instruments

As at September 30, 2021 and December 31, 2020, the fair value of the current financial instruments approximates their carrying value.

(b)	Fair value hierarchy

Financial instruments carried at fair value are categorized based on a three-level valuation hierarchy that reflects the significance of inputs used in making the fair value measurements as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

The Company’s metal concentrate sales are subject to provisional pricing with the selling prices adjusted at the end of the quotational period. The Company’s trade receivables are marked-to-market at each reporting period based on quoted forward prices for which there exists an active commodity market.

Derivative instruments are measured at fair value using the forward price curves for each commodity.

Level 3 – inputs for the asset or liability that are not based on observable market data.

At September 30, 2021 and December 31, 2020, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the Consolidated Statement of Financial Position are categorized as follows:

	September 30, 2021				December 31, 2020
Recurring measurements	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$	$	$	$	$	$	$	$
Trade receivables (1)	-	25,708	-	25,708	-	28,750	-	28,750
	-	25,708	-	25,708	-	28,750	-	28,750

(1)Trade receivables exclude sales and income tax receivables.

There were no transfers between Level 1, Level 2, and Level 3 during the nine months ended September 30, 2021 and 2020.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020
(In thousands of United States dollars, unless otherwise stated, unaudited)

15	Supplemental cash flow information

Changes in working capital

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Trade and other receivables	9,419	(11,783)	3,093	(5,626)
Financial and other assets	(1,367)	(689)	(997)	307
Inventories	563	(1,499)	(6,640)	2,526
Accounts payable and accrued liabilities	(2,252)	8,711	11,685	(8,035)
Other liabilities	955	1,962	3,430	(849)
	7,318	(3,298)	10,571	(11,677)

16	Revenues from mining operations

The Company has recognized the following amounts related to revenue in the consolidated statements of income:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
			$	$
Revenues from contracts with customers	64,719	72,692	216,195	169,959
Provisional pricing adjustments on concentrate sales	(4,018)	519	(6,421)	711
Total revenues	60,701	73,211	209,774	170,670

The following table sets out the disaggregation of revenue by metals and form of sale:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
			$	$
Revenues from contracts with customers:
Silver	13,438	18,152	51,897	37,480
Copper	24,705	26,976	77,285	67,063
Lead	6,814	6,545	20,888	16,504
Zinc	16,416	14,886	54,802	33,228
Gold	3,345	6,133	11,322	15,684
Total revenues from contracts with customers	64,719	72,692	216,195	169,959

17	Contingencies

The Company and its subsidiaries have been named as defendants in certain actions incurred in the normal course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of Management, these matters will not have a material effect on the consolidated financial statements of the Company.

These matters include an ongoing personal action filed in Mexico against Dia Bras Mexicana S.A de C.V (“DBM”) by an individual, Carlos Emilio Seijas Bencomo, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. Carlos. Emilio Seijas Bencomo passed away in 2020 and his heirs appointed Mr. Emilio Ambrosio Bencomo Portillo as legal representative to pursue this case. As per latest development, on March 21, 2021, the first Civil Court of Chihuahua absolved DBM of all claims raised by the plaintiff. Although the plaintiff filed an appeal against this ruling on April 7, 2021, the Company believes that there is no merit in this appeal and the possibility of reversal of the March 12, 2021 ruling is very unlikely.

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